                                                Filed Pursuant to Rule 424(b)(3)
                                           Registration Statement No. 333-112367

   Pricing Supplement to the Prospectus Supplement No. 373 dated February 6,
                                2004 -- No. 428
                              -------------------

(GOLDMAN SACHS LOGO)
                         THE GOLDMAN SACHS GROUP, INC.
                          Medium-Term Notes, Series B
                              -------------------

                                  $10,000,000

                   0.5% Exchangeable Notes due September 2012
         (Exchangeable for Common Stock of Agilent Technologies, Inc.)
                              -------------------

     This pricing supplement and the accompanying prospectus supplement no. 373, relating to the exchangeable notes, should be read together. Because the exchangeable notes are part of a series of our debt securities called Medium-Term Notes, Series B, this pricing supplement and the accompanying prospectus supplement no. 373 should also be read with the accompanying prospectus dated February 6, 2004, as supplemented by the accompanying prospectus supplement dated February 6, 2004. Terms used here have the meanings given them in the accompanying prospectus supplement no. 373, unless the context requires otherwise.

     The exchangeable notes offered by this pricing supplement, which we call the "notes" or the "offered notes", have the terms described in the accompanying prospectus supplement no. 373, as supplemented or modified by the following:

ISSUER:  The Goldman Sachs Group, Inc.

FACE AMOUNT:  $10,000,000 in the aggregate for all the offered notes

ORIGINAL ISSUE PRICE:  100% of the face amount

NET PROCEEDS TO THE ISSUER:  99.6% of the face amount

TRADE DATE:  September 2, 2004

SETTLEMENT DATE (ORIGINAL ISSUE DATE):  September 10, 2004

STATED MATURITY DATE: September 10, 2012, unless extended for up to six business days

INTEREST RATE (COUPON):  0.5% per year

INTEREST PAYMENT DATES:  March 10 and September 10 of each year, commencing on
    March 10, 2005

REGULAR RECORD DATES: the business day before the related interest payment date as long as the note is in global form

INDEX STOCK AND INDEX STOCK ISSUER:  common stock of Agilent Technologies, Inc.

PRINCIPAL AMOUNT: on the stated maturity date, we will pay the holder of an offered note cash equal to 100% of the outstanding face amount of the note, unless the holder exercises the exchange right, we exercise the call right or an automatic exchange occurs

EXCHANGE RATE: 34.5544 shares of index stock for each $1,000 of outstanding face amount exchanged, subject to anti-dilution adjustment. Upon any voluntary or automatic exchange, we may, in our sole discretion, elect to pay the cash value of the index stock we would otherwise be obligated to deliver, as described in the accompanying prospectus supplement no. 373

EARLIEST CALL DATE; REDEMPTION PRICE: we may, in our sole discretion, redeem the offered notes at any time after September 10, 2007, at a redemption price equal to 100% of the outstanding face amount, provided, however, that the holder will be entitled to the benefit, if any, of an automatic exchange. If we call the offered notes, we will give notice to the holders not less than 5 nor more than 15 business days before the call date

REFERENCE PRICE OF INDEX STOCK:  $21.124 per share

DENOMINATIONS:  face amount of $2,000 and $1,000 integral multiples thereof

CUSIP NO.:  38143UAS0

     Your investment in the notes involves certain risks. In particular, assuming no changes in market conditions or any other relevant factors, the value of your note on the date of this pricing supplement (as determined by reference to pricing models used by Goldman, Sachs & Co.) is significantly less than the original issue price. We encourage you to read "Additional Risk Factors Specific to Your Note" beginning on page S-2 of this pricing supplement and on page S-3 of the accompanying prospectus supplement no. 373 so that you may better understand those risks.
                              -------------------

     NEITHER THE SECURITIES AND EXCHANGE COMMISSION NOR ANY OTHER REGULATORY BODY HAS APPROVED OR DISAPPROVED OF THESE SECURITIES OR PASSED UPON THE ACCURACY OR ADEQUACY OF THIS PRICING SUPPLEMENT. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.
                              -------------------

     Goldman Sachs may use this pricing supplement in the initial sale of the offered notes. In addition, Goldman, Sachs & Co. or any other affiliate of Goldman Sachs may use this pricing supplement in a market-making transaction in an offered note after its initial sale. UNLESS GOLDMAN SACHS OR ITS AGENT INFORMS THE PURCHASER OTHERWISE IN THE CONFIRMATION OF SALE, THIS PRICING SUPPLEMENT IS BEING USED IN A MARKET-MAKING TRANSACTION.
                              -------------------

                              GOLDMAN, SACHS & CO.
                              -------------------

                  Pricing Supplement dated September 2, 2004.

EXPIRATION OF EXCHANGE RIGHT:        If a holder wishes to exercise the exchange
                                     right, the required deliveries described in the accompanying prospectus supplement no.
                                     373 under "General Terms of the
                                     Exchangeable Notes -- Holder's Exchange
                                     Right -- Exercise Requirements" must be
                                     made no later than 11:00 A.M., New York
                                     City time, on the business day before the determination date or any call notice date, whichever is earlier.

NO LISTING:                          The offered notes will not be listed on any
                                     securities exchange or interdealer market quotation system.

ADDITIONAL RISK FACTORS SPECIFIC
TO YOUR NOTE:                        Assuming No Changes in Market Conditions or
                                     Any Other Relevant Factors, the Value of
                                     Your Note on the Date of this Pricing
                                     Supplement (As Determined By Reference to
                                     Pricing Models Used by Goldman, Sachs &
                                     Co.) is Significantly Less than the
                                     Original Issue Price

                                     The value or quoted price of your note at any time, however, will reflect many factors and cannot be predicted. If Goldman, Sachs & Co. makes a market in the offered notes, the price quoted by Goldman, Sachs & Co. would reflect any changes in market conditions and other relevant factors, and the quoted price could be higher or lower than the original issue price, and may be higher or lower than the value of your note as determined by reference to pricing models used by Goldman, Sachs & Co.

                                     If at any time a third party dealer quotes a price to purchase your note or otherwise values your note, that price may be significantly different (higher or lower) than any price quoted by Goldman, Sachs & Co. You should read "Additional Risk Factors Specific to Your Note -- The Market Price of Your Note May Be Influenced by Many Unpredictable Factors" in the accompanying prospectus supplement no. 373.

                                     Furthermore, if you sell your note, you
                                     will likely be charged a commission for
                                     secondary market transactions, or the price will likely reflect a dealer discount.

                                     There is no assurance that Goldman, Sachs &
                                     Co. or any other party will be willing to purchase your note; and, in this regard, Goldman, Sachs & Co. is not obligated to make a market in the notes. See "Additional Risk Factors Specific to Your Note -- Your Note May Not Have an Active Trading Market" in the accompanying prospectus supplement no. 373.

AGILENT TECHNOLOGIES, INC.:          According to its publicly available
                                     documents, Agilent Technologies, Inc. is a global diversified technology company that provides enabling solutions to markets within the communications, electronics, life sciences and chemical analysis industries.
                                     Information filed with the SEC by the index stock issuer under the Exchange Act can be located by referencing its SEC file number:
                                     001-15405.

HISTORICAL TRADING PRICE
INFORMATION:                         The index stock is traded on the New York
                                     Stock Exchange ("NYSE") under the symbol
                                     "A". The following table shows the
                                     quarterly high and low trading prices and the quarterly closing prices for the index stock on the NYSE for the four calendar quarters in each of 2002 and 2003 and for the three calendar quarters in 2004, through September 2, 2004. We obtained the trading price information shown below from Bloomberg Financial Services, without independent verification.

                                     The actual performance of the index stock over the life of the offered notes may bear little relation to the historical trading prices of the index stock shown below.

                                                                                 HIGH      LOW     CLOSE
                                                                                 ----      ---     -----
                                                   2002
                                                   Quarter ended March 28......  37.31    25.98    34.96
                                                   Quarter ended June 28.......  36.53    23.20    23.65
                                                   Quarter ended September 30..  23.95    12.85    13.06
                                                   Quarter ended December 31...  19.58    10.85    17.96
                                                   2003
                                                   Quarter ended March 31......  19.96    11.45    13.15
                                                   Quarter ended June 30.......  19.91    13.50    19.55
                                                   Quarter ended September 30..  26.43    19.91    22.11
                                                   Quarter ended December 31...  29.24    21.99    29.24
                                                   2004
                                                   Quarter ended March 31......  37.49    28.80    31.63
                                                   Quarter ended June 30.......  32.56    24.30    29.28
                                                   Quarter ending September 30
                                                     (through September 2,
                                                     2004).....................  28.64    19.68    21.20
                                                   Closing price on September
                                                     2, 2004...................                    21.20

                                     As indicated above, the market price of the index stock has been highly volatile during recent periods. It is impossible to predict whether the price of the index stock will rise or fall, and you should not view the historical prices of the index stock as an indication of future performance. See "Additional Risk Factors Specific to Your Note -- The Market Price of Your Note May Be Influenced by Many Unpredictable Factors" in the accompanying prospectus supplement no. 373.

HYPOTHETICAL RETURNS TABLE:          In the table below, we compare the total
                                     pretax return on owning the index stock to the total pretax return on owning your note, in each case during the period from the trade date to the stated maturity date. The information in the table is based on hypothetical market values for the index stock and your note at the end of this period, and on the key terms and assumptions stated in the box below.

                                     The index stock has been highly volatile in the past and its performance cannot be predicted for any future period. The actual performance of the index stock over the life of the offered notes, as well as the amount payable at maturity, may bear little relation to the historical trading prices of the index stock shown above or to the hypothetical return examples shown below.

                                              KEY TERMS AND ASSUMPTIONS

                                                   Original issue price,
                                                     expressed as a percentage
                                                     of the face amount........    100%
                                                   Exchange rate...............    34.5544 shares
                                                   Reference price of index
                                                     stock.....................    $21.124 per share
                                                   Annual index stock dividend
                                                     yield, expressed as a
                                                     percentage of the
                                                     reference price of the
                                                     index stock (assumed).....    0.0%
                                                   Automatic exchange in full
                                                     on the stated maturity
                                                     date -- i.e., no prior
                                                     redemption or voluntary
                                                     exchange (assumed)........
                                                   No anti-dilution adjustments
                                                     to exchange rate
                                                     (assumed).................
                                                   No market disruption event
                                                     occurs (assumed)..........

                                     We calculate the total pretax return on
                                     your note based on the exchange rate of
                                     34.5544 shares of the index stock for each $1,000 of the outstanding face amount of your note.

                                     The closing price of the index stock must be, on the determination date, more than $28.9399 per share in order for the holder of a note to receive stock or cash having a value in excess of the principal amount (100% of the outstanding face amount) on the stated maturity date. This closing price is substantially higher than the reference price of $21.124 per share.

                                                                  INDEX STOCK                           YOUR NOTE
                                                   -----------------------------------------   ---------------------------
                                                                 HYPOTHETICAL                  HYPOTHETICAL
                                                                   CLOSING                        MARKET
                                                                   PRICE ON                      VALUE ON
                                                   HYPOTHETICAL     STATED                        STATED
                                                     CLOSING       MATURITY     HYPOTHETICAL     MATURITY
                                                     PRICE ON        DATE       PRETAX TOTAL       DATE       HYPOTHETICAL
                                                      STATED       AS % OF       RETURN ON       AS % OF      PRETAX TOTAL
                                                     MATURITY     REFERENCE      THE INDEX         FACE        RETURN ON
                                                       DATE         PRICE          STOCK          AMOUNT       YOUR NOTE
                                                   ------------  ------------   ------------   ------------   ------------
                                                   $0.00              0.0%         -100.0%        100.0%           2.5%
                                                   $10.56            50.0%          -50.0%        100.0%           2.5%
                                                   $14.79            70.0%          -30.0%        100.0%           2.5%
                                                   $21.1240         100.0%            0.0%        100.0%           2.5%
                                                   $25.35           120.0%           20.0%        100.0%           2.5%
                                                   $27.46           130.0%           30.0%        100.0%           2.5%
                                                   $28.9399         137.0%           37.0%        100.0%           2.5%
                                                   $31.69           150.0%           50.0%        109.5%          12.0%
                                                   $38.02           180.0%           80.0%        131.4%          33.9%
                                                   $42.25           200.0%          100.0%        146.0%          48.5%

                                     The hypothetical pretax total return on the index stock represents the difference between the hypothetical closing price of one share of index stock on the stated maturity date and the reference price of the index stock. This difference is expressed as a percentage of the reference price.

                                     The hypothetical pretax total return on
                                     your note represents the difference between
                                     (a) the hypothetical market value of your note on the stated maturity date plus the amount of interest that would be payable on your note during the period from the trade date to the stated maturity date (or to the prior interest payment date as described below), without reinvestment of that interest, and (b) the original issue price of your note. This difference is expressed as a percentage of the original issue price of your note.

                                     We have assumed that the market value of your note on the stated maturity date will equal the greater of the principal amount (100% of outstanding face amount) of your note and the cash value (based on the hypothetical closing prices shown above) of the index stock that we would be obligated to deliver on that date in an automatic exchange of your note. There will be no automatic exchange on the stated maturity date, however, unless that cash value exceeds the sum of the outstanding principal amount plus the amount of the regular interest installment payable on your note on that date. Moreover, if an automatic exchange occurs, the holder of your note will not be entitled to receive that interest installment (as a result, where the hypothetical market value of your note is assumed to equal the automatic
                                     exchange amount, the hypothetical total
                                     return on your note is assumed to include interest accruing only to the interest payment date before the stated maturity date). Therefore, we have assumed that,
                                     unless that cash value exceeds that sum, the market value of your note on the stated maturity date will equal the principal amount.

                                     We have also assumed that the closing price of the index stock will be the same on the determination date and the stated maturity date.

                                     Because the amount of stock that we will deliver on your note on the stated maturity date will depend on the closing price of the index stock on the determination date, changes in the closing price between the determination date and the stated maturity date could cause the pretax returns on your note to be substantially different from those reflected in the table above.

                                     The actual market value of your note on the stated maturity date or at any other time, including any time you may wish to sell your note, may bear little or no relation to the hypothetical values shown above, and those values should not be viewed as an indication of the financial return on an investment in the offered notes or on an investment in the index stock. The pretax rates of return shown above are entirely hypothetical; they are based on market values that may not be achieved on the relevant date and on assumptions that may prove to be erroneous and do not take into account the effects of any applicable taxes. Please read "Additional Risk Factors Specific to Your Note" and "Hypothetical Returns on Your Note" in the accompanying prospectus supplement no. 373.

                                     Payments on this note are economically
                                     equivalent to the amounts that would be
                                     paid on a combination of other instruments.
                                     For example, payments on the note are
                                     economically equivalent to the amounts that would be paid on a combination of an interest-bearing bond and an option, in each case, bought by the holder (with an implicit option premium paid over time by the holder). The discussion in this paragraph does not modify or affect the terms of the note or the United States income tax treatment of the note as described under "Supplemental Discussion of Federal Income Tax Consequences" in the accompanying prospectus supplement no. 373.

HEDGING: In anticipation of the sale of the offered notes, we and/or our affiliates have entered into hedging transactions involving purchases of the index stock on the trade date. For a description of how our hedging and other trading activities may affect the value of your note, see "Additional Risk Factors Specific to Your Note -- Our Business Activities May Create Conflicts of Interest Between You and Us" and "Use of Proceeds and Hedging" in the accompanying prospectus supplement no. 373.

                               NOTICE OF EXCHANGE

                                                  Dated:
The Bank of New York
Corporate Trust Administration
101 Barclay Street, 21W
New York, New York 10286

Attn:  Caroline Hyunji Lee  (212-815-4991)
       Hector Herrera       (212-815-4293)
                            Fax: (212-815-5802)

with a copy to:

Goldman, Sachs & Co.
85 Broad Street
Options and Derivatives Operations
New York, New York 10004

Attn:  Sharon Seibold   (212-902-7921)
       Stephen Barnitz  (212-357-4217)
                        Fax: (212-902-7993)

Re: 0.5% Exchangeable Notes due September 2012, issued by The Goldman Sachs Group, Inc.
     (Exchangeable for Common Stock of Agilent Technologies, Inc.)

Dear Sirs:

The undersigned is, or is acting on behalf of, the beneficial owner of a portion of one of the notes specified above, which portion has an outstanding face amount equal to or greater than the amount set forth at the end of this notice of exchange. The undersigned hereby irrevocably elects to exercise the exchange right described in the pricing supplement no. 428, dated September 2, 2004, to the prospectus supplement no. 373, dated February 6, 2004, with respect to the outstanding face amount of the note set forth at the end of this notice of exchange. The exercise is to be effective on the business day on which the trustee has received this notice of exchange, together with all other items required to be delivered on exercise, and the calculation agent has received a copy of this notice of exchange, unless all required items have not been received by 11:00 A.M., New York City time, on that business day, in which case the exercise will be effective as of the next business day. We understand, however, that the effective date in all cases must be no later than the earlier of (i) the business day before the determination date and (ii) any call notice date. The effective date will be the exchange notice date.

If the note to be exchanged is in global form, the undersigned is delivering this notice of exchange to the trustee and to the calculation agent, in each case by facsimile transmission to the relevant number stated above, or such other number as the trustee or calculation agent may have designated for this purpose to the holder. In addition, the beneficial interest in the face amount indicated below is being transferred on the books of the depositary to an account of the trustee at the depositary.

If the note to be exchanged is not in global form, the undersigned or the beneficial owner is the holder of the note and is delivering this notice of exchange to the trustee and to the calculation agent by facsimile transmission as described above. In addition, the certificate representing the note and any payment required in respect of accrued interest are being delivered to the trustee.

If the undersigned is not the beneficial owner of the note to be exchanged, the undersigned hereby represents that it has been duly authorized by the beneficial owner to act on behalf of the beneficial owner.

Terms used and not defined in this notice have the meanings given to them in the pricing supplement no. 428, dated September 2, 2004, and the prospectus supplement no. 373, dated February 6, 2004. The exchange of the note will be governed by the terms of the note.

The calculation agent should internally acknowledge receipt of the copy of this notice of exchange, in the place provided below, on the business day of receipt, noting the date and time of receipt. The consideration to be delivered or paid in the requested exchange should be made on the fifth business day after the exchange notice date in accordance with the terms of the note.

Face amount of note to be exchanged:
$
(must be a minimum of $2,000 and
$1,000 integral multiples thereof)

                                             Very truly yours,

                                             -----------------------------------
                                             (Name of beneficial owner or person
                                             authorized to act on its behalf)

                                             -----------------------------------
                                             (Title)

                                             -----------------------------------
                                             (Telephone No.)

                                             -----------------------------------
                                             (Fax No.)

                                             -----------------------------------
                                             (DTC participant account number for
                                             delivery of index stock, if any)

FOR INTERNAL USE ONLY:
Receipt of the above notice of
exchange
is hereby acknowledged:
GOLDMAN, SACHS & CO., as
calculation agent

By:
-----------------------------------
    (Title)

Date and time of receipt:

-----------------------------------
(Date)

-----------------------------------
(Time)

                                        3